02045025

1041817 9

RECD S.E.C.
JUN 2 7 2002
1086

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K/A
(Amending Form 6-K for March 11, 2002)

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 26, 2002

Companhia Siderúrgica Nacional
Rua Lauro Müller, 116 - 36° andar
Rio de Janeiro, RJ - Brazil

PROCESSED
P JUL 1 7 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F_X_ Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No_X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CRGW

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rules 12b-15 and 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This Report contains a copy of the Company's unaudited Condensed Financial Statements at September 30, 2001, which have been restated, as explained in Note 14 thereto, as a result of

- A review under Statement of Financial Accounting Standards No. 133 of the accounting treatment for certain contracts for the purchase and sale of energy held by the Company and one of its equity method investees that led to the conclusion that those contracts were not derivatives under SFAS No. 133 as previously considered.

- The restatement by CVRD, the Company's former lower tier equity method affiliate, of its consolidated financial statements as of December 31, 2000 and for the nine-month period ended September 30, 2000 to recognize the effect of changes in accounting principles.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned , thereunto duly authorized.

Companhia Siderúrgica Nacional

By: ______________________
Name: Otávio de Garcia Lazcano
Title: Principal Financial Officer

Dated: June 26, 2002

Deloitte Touche Tohmatsu
Praia de Botafogo, 300 - 3° e 7°
22250-040 - Rio de Janeiro - RJ
Brasil

Telefone : (21) 2559-4141
Fac-símile: (21) 2552-3253
www.deloitte.com.br

Deloitte Touche Tohmatsu

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of
Companhia Siderúrgica Nacional

We have reviewed the accompanying condensed consolidated balance sheet of Companhia Siderúrgica Nacional (a Brazilian corporation) and subsidiaries as of September 30, 2001, and the related condensed consolidated statements of income, cash flows and changes in stockholders' equity for the nine-month periods ended September 30, 2000 and 2001. These condensed consolidated financial statements are the responsibility of the Company's management.

We were furnished with the report of other accountants on their review of the interim financial information of Companhia Vale do Rio Doce ("CVRD") (the Company's lower tier equity method affiliate). The Company's equity of US$721 in CVRD's net assets as of September 30, 2000 and of US$76 in CVRD's net income for the nine-month period then ended is included in the accompanying condensed consolidated financial statements.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review and the report of other accountants, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of Companhia Siderúrgica Nacional and subsidiaries as of December 31, 2000, and the related consolidated statements of income, cash flows and changes in stockholders' equity for the year then ended (not presented herein); and, in our report dated June 3, 2002, except for Note 24 as to which the date is June 10, 2002, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2000 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

As discussed in Note 14, the accompanying condensed consolidated financial statements have been restated.

Deloitte Touche Tohmatsu

Rio de Janeiro, Brazil,
June 3, 2002, except for Note 15 as to which the date is June 10, 2002.

Companhia Siderúrgica Nacional

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars, except share data

Assets	December 31, 2000 (As Restated See Note 14)	September 30, 2001 (Unaudited) (As Restated. See Note 14)
Current assets		
Cash and cash equivalents	688	656
Time deposits	3	43
Trade accounts receivable, net	198	274
Investments for sale	849	79
Inventories	395	300
Taxes recoverable	40	89
Deferred income taxes	137	193
Prepaid expenses	14	15
Others	119	104
	2,443	**1,753**
Property, plant and equipment, net	**2,025**	**1,752**
Investments in affiliated companies and other Investments	**245**	**104**
Other assets		
Accounts receivable	10	8
Restricted deposits for legal proceedings	155	128
Taxes recoverable	68	59
Deferred income taxes	91	7
Prepaid expenses	19	31
Others	48	21
	391	**254**
	5,104	**3,863**

The accompanying notes are an integral part of these balance sheets.

Companhia Siderúrgica Nacional

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars, except share data
(Continued)

Liabilities and stockholders' equity	December 31, 2000 (As Restated See Note 14)	September 30, 2001 (Unaudited) (As Restated. See Note 14)
Current liabilities		
Trade accounts payable	244	239
Payroll and related charges	41	39
Taxes payable	33	45
Interest on stockholders' equity	470	
Current portion of long-term debt	278	556
Short-term debt and advances on export contracts	723	880
Accrued finance charges	64	47
Others	45	34
	1,898	**1,840**
Long-term liabilities		
Accrued pension cost	303	237
Long-term debt	1,506	1,016
Provision for contingencies	207	114
Taxes payable	11	50
Others	2	8
	2,029	**1,425**
Stockholders' equity		
Common stock – 100,000,000 thousand shares (no par value) authorized – 71,729,261 shares issued and outstanding	2,447	2,447
Capital surplus	53	53
Investments in parent company by affiliate	(24)	
Retained earnings		
Appropriated	636	316
Unappropriated	(112)	(188)
Accumulated other comprehensive loss	(1,823)	(2,030)
	1,177	**598**
	5,104	**3,863**

The accompanying notes are an integral part of these balance sheets.

Companhia Siderúrgica Nacional

Condensed Consolidated Statements of Income
Expressed in millions of United States dollars, except share data

	Nine-month period ended September 30,	
	2000	2001
	(As Restated. See Note 14)	(Unaudited) (As Restated. See Note 14)
Operating revenues		
Domestic sales	1,498	1,420
Export sales	274	147
	1,772	1,567
Sales taxes, discounts, returns and allowances	326	276
Net operating revenues	1,446	1,291
Cost of products sold	**840**	**708**
Gross profit	**606**	**583**
Operating expenses		
Selling	98	57
General and administrative	92	85
Others	46	56
	236	198
Operating income	370	385
Non-operating income (expenses), net		
Financial income	75	375
Financial expenses	(198)	(308)
Foreign exchange and monetary loss, net	(44)	(745)
Gain on sale of investments		643
Others	(5)	37
	(172)	2
Income before income taxes, equity in results of affiliated companies, extraordinary item and cumulative effect of a change in accounting principle	**198**	**387**
Income taxes benefit (expenses)		
Current	(86)	6
Deferred	(7)	46
	(93)	52
Equity gain (loss) in results of affiliated companies	71	(27)
Income before extraordinary item and cumulative effect of a change in accounting principle	**176**	**412**
Extraordinary item, net of income taxes		**13**
Cumulative effect of a change in accounting principle, net of income taxes		**6**
Net income for the period	176	431
Basic and diluted earnings per thousand common shares (in U.S. dollars)		
Income before extraordinary item and cumulative effect of a change in accounting principle	2.45	5.75
Extraordinary item		0.18
Cumulative effect of a change in accounting principle		0.08
	2.45	6.01
Weighted average number of common shares Outstanding (in thousands)	**71,729,261**	**71,729,261**

The accompanying notes are an integral part of these statements.

Companhia Siderúrgica Nacional

Condensed Consolidated Statements of Cash Flows
Expressed in millions of United States dollars

	Nine-month period ended September 30,	
	2000	2001
	(As Restated. See Note 14)	(Unaudited) (As Restated. See Note 14)
Cash flows from operating activities		
Net income for the period	176	431
Non-cash items	132	190
Changes in operating working capital	134	613
Net cash provided by operating activities	**442**	**1,234**
Cash flows from investing activities		
Time deposits, net	(5)	(41)
Additions to property, plant and equipment	(209)	(326)
Acquisition of investments	(32)	(26)
Disposition of investments	15	578
Restricted deposits for legal proceedings	(53)	(15)
Cash paid in business acquisition		(55)
Loans to related parties	4	13
Net cash (used in) provided by investing activities	**(280)**	**128**
Cash flows from financing activities		
Short-term debt, net issuances and repayments	188	151
Advances on exports contracts	3	
Long-term debt		
Issuances	624	350
Repayments	(782)	(536)
Interest on stockholders'equity and dividends	(67)	(1,175)
Net cash used in financing activities	**(34)**	**(1,210)**
Net increase in cash and cash equivalents	128	152
Effects of changes in exchange rates on cash and cash equivalents	(24)	(184)
Cash and cash equivalents, beginning of period	815	688
Cash and cash equivalents, end of period	**919**	**656**

The accompanying notes are an integral part of these statements.

Companhia Siderúrgica Nacional

Condensed Consolidated Statements of Changes in Stockholders' Equity
Expressed in millions of United States dollars

	Nine-month period ended September 30,	
	2000	**2001**
		(Unaudited)
	(As Restated. See Note 14)	**(As Restated. See Note 14)**
Common stock		
Balance, beginning and end of period	**2,447**	**2,447**
Capital surplus		
Balance, beginning and end of period	**53**	**53**
Investments in Parent Company by Affiliate		
Balance, beginning of period	(24)	(24)
Disposition of shares		24
Balance, end of period	**(24)**	
Cumulative translation adjustments		
Balance, beginning of period	(1,611)	(1,807)
Change in the period	(50)	(223)
Balance, end of period	**(1,661)**	**(2,030)**
Unrealized loss on available-for-sale security		
Balance, beginning of period	(35)	(16)
Unrealized gain	32	24
Tax effect on above	(11)	(8)
Balance, end of period	**(14)**	

The accompanying notes are an integral part of these statements.

Companhia Siderúrgica Nacional

Condensed Consolidated Statements of Changes in Stockholders' Equity
Expressed in millions of United States dollars
(Continued)

	Nine-month period ended September 30,	
	2000	2001
	(As Restated. See Note 14)	(Unaudited) (As Restated. See Note 14)
Retained earnings		
Appropriated		
Investment reserve		
Balance, beginning of period	963	543
Transfer to unappropriated retained earnings	(29)	(295)
Balance, end of period	**934**	**248**
Legal reserve		
Balance, beginning of period	56	93
Transfer to unappropriated retained earnings	(2)	(25)
Balance, end of period	**54**	**68**
Total balance, end of period	**988**	**316**
Unappropriated		
Balance, beginning of period	(287)	(112)
Net income for the period	176	431
Payment of dividends and interest on stockholder's equity		(831)
Adjustments relating to investments by affiliates	(9)	4
Appropriation from appropriated retained earnings	31	320
Balance, end of period	**(89)**	**(188)**
Total retained earnings	**899**	**128**
Total stockholders' equity	**1,700**	**598**
Comprehensive income is comprised as follows:		
Net income for the period	176	431
Translation adjustments for the period	(50)	(223)
Unrealized gain on available-for-sale security, net of taxes	21	16
Total comprehensive income	**147**	**224**

The accompanying notes are an integral part of these statements.

Expressed in millions of United States dollars, unless otherwise stated

1 The Company and its operations

Companhia Siderúrgica Nacional is a publicly held company, incorporated on April 9, 1941 under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional and its subsidiaries are collectively referred to herein as "CSN" or "the Company").

CSN is a vertically integrated company that produces a wide range of value-added steel products, such as hot-dip galvanized sheets and tin mill products, and it is Brazil's sole tinplate producer. CSN also runs its own iron ore, limestone and dolomite mines, in the State of Minas Gerais, which supply all the needs of its Presidente Vargas Steelworks in the State of Rio de Janeiro. As a complement to its activities, the Company has also made strategic investments in railroads and power supply companies, among others.

2 Financial statements presentation

The condensed consolidated financial statements of CSN for the nine-month periods ended September 30, 2000 and 2001 are unaudited. In the opinion of management, these financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of CSN's consolidated results of operations and cash flows for the interim periods presented.

These condensed consolidated financial statements have been prepared on the same basis as the Company's audited consolidated financial statements for the year ended December 31, 2000 and should be read in conjunction therewith. The operating results for the nine-month period ended September 30, 2001 are not necessarily indicative of the results to be expected for the entire year. The consolidated condensed interim financial statements do not include all the disclosures required by Generally Accepted Accounting Principles in the United States of America ("U.S. GAAP").

In preparing the condensed consolidated financial statements, the use of estimates is required to account for certain assets, liabilities and other transactions. The Company's condensed consolidated financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment and goodwill, provisions necessary for losses on accounts receivable and for contingent liabilities, employee post-retirement benefits and other similar evaluations; actual results may vary from estimates.

The condensed consolidated financial statements have been prepared in accordance with U.S. GAAP , which differ in certain respects from the Brazilian accounting principles applied by the Company in its statutory financial statements prepared in accordance with the Brazilian Corporate Law.

The U.S. dollar amounts for the periods presented have been translated from the Brazilian currency amounts in accordance with the criteria set forth in Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation" , considering the Brazilian real to be the functional currency.

11

Expressed in millions of United States dollars, unless otherwise stated

All assets and liabilities are translated into U.S. dollars at the current exchange rate (R$2.6713 to US$1.00 at September 30, 2001), and all accounts in the statements of income and cash flows (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the period. The translation gain or loss is included as a component of accumulated other comprehensive loss in stockholders' equity.

3 Recently issued accounting pronouncements

In 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. SFAS No. 133 must be applied to all derivative instruments and certain derivative instruments embedded in hybrid instruments and requires that such instruments be recorded in the balance sheet either as an asset or liability measured at its fair value through earnings, with special accounting allowed for certain qualifying hedges.

If the derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives that are considered to be effective, as defined, will either offset the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or will be recorded in other comprehensive income until the hedged item is recorded in earnings. Any portion of a change in a derivative's fair value that is considered to be ineffective, as defined, may have to be immediately recorded in earnings. Any portion of a change in a derivative's fair value that the Company has elected to exclude from its measurement of effectiveness, such as the change in time value of option contracts, will be recorded in earnings.

The effect of adopting SFAS No. 133 as of January 1, 2001 was a gain of US$6 (net of income tax effects of US$3), and is presented as "Cumulative effect of a change in accounting principle" in the Condensed Consolidated Statement of Income for the nine-month period ended September 30, 2001.

Expressed in millions of United States dollars, unless otherwise stated

In October 2000, FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a Replacement of FASB Statement No. 125". SFAS No. 140 carries forward most of SFAS No. 125's provisions without amendment. However, it revises criteria for accounting for certain transfers of financial assets and the reporting and disclosure requirements for collateral arrangements. SFAS No. 140's disclosure requirements must be applied for fiscal years ending after December 15, 2000. The other provisions of SFAS No. 140 apply prospectively to transactions and commitments occurring after March 31, 2001. Management believes that the adoption of SFAS No. 140 will have no effect on its consolidated results of operations and financial position under US GAAP reporting.

During June 2001, the FASB issued SFAS No. 141, "Business Combinations". SFAS No. 141 addresses financial accounting and reporting for business combinations and supersedes Accounting Principles Board ("APB") Opinion No. 16 , "Business Combinations" and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises". All business combinations in the scope of SFAS No. 141 are to be accounted for using the purchase method. In addition, SFAS No. 141 requires that intangible assets be recognized as assets apart from goodwill if they meet two criteria-the contractual-legal criterion or the separability criterion. To assist in identifying acquired intangible assets, SFAS No. 141 also provides a list of intangible assets that meet either of those criteria. In addition to the disclosure requirements prescribed in APB No. 16, SFAS No. 141 requires disclosure of the primary reasons for a business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by major balance sheet caption. SFAS No.141 also requires that when the amounts of goodwill and intangible assets acquired are significant to the purchase price paid, disclosure of other information about those assets is required, such as the amount of goodwill by reportable segment and the amount of the purchase price assigned to each major intangible asset class. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. SFAS No. 141 also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The business combination described in Note 4 was accounted for according to SFAS No. 141, as further disclosed in that Note.

Expressed in millions of United States dollars, unless otherwise stated

During June 2001, FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets". SFAS No. 142 also amends SFAS No. 121, "Accounting for the Impairment of Long Lived Assets and for Long-Lived Assets to Be Disposed Of", to exclude from its scope goodwill and intangible assets that are not amortized. SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of SFAS No. 142 are required to be applied starting with fiscal years beginning after December 15, 2001. An exception to the SFAS No. 142 application date is for goodwill and intangible assets acquired after June 30, 2001, which will be immediately subject of the nonamortization and amortization provisions of this statement. The Company has commenced the process of evaluating the impact of the provisions of SFAS No. 142 to its consolidated financial position and results of operations. A first impact identified is that goodwill on Itá Energética S.A. will no longer be amortized, starting January 1, 2002. Total amortization during the nine-month period ended September 30, 2001 was US$0.3. The Company is currently evaluating if, based on the provisions of SFAS No. 142, any impairment loss should be recognized on this goodwill balance, which amounts to US$21 as of September 30, 2001.

During June 2001, the FASB issued SFAS No. 143 , "Accounting for Asset Retirement Obligations". SFAS No. 143 basically requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement cost are capitalized as part of the carrying amount of the long-lived asset. Under SFAS No. 143 the liability for an asset retirement obligation is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. In addition, disclosure requirements contained in SFAS No. 143 will provide more information about asset retirement obligations. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged. The Company is currently evaluating if the implementation of SFAS No. 143 will have a material impact in the Company's financial position and results of operations.

During August 2001, the FASB issued SFAS No. 144 , "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of"but retains SFAS No. 121's fundamental provisions for (a) recognition/measurement of impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30,"Reporting the Results of Operations" for segments of a business to be disposed of but retains APB No. 30's requirement to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or it is classified as held for sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those years, with early application encouraged. Company Management expects that the adoption of SFAS No. 144 as of January 1, 2002 will not have a material effect on the Company's consolidated results of operations and financial position.

In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements SFAS 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections". This Statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishments of Debt", and an amendment of that Statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". This Statement also

14

Expressed in millions of United States dollars, unless otherwise stated

rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers". This Statement amends SFAS No. 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provision of this Statement related to the rescission of SFAS No. 4 shall be applied in fiscal year beginning after May 15, 2002. The provisions of this Statement related to SFAS No. 13 should be for transactions occurring after May 15, 2002. Early application of the provisions of this Statement is encouraged. The Company does not expect the adoption of SFAS No. 145 will have a significant impact on its consolidated results of operations, financial position or cash flows.

4 Business combinations

On June 19, 2001, the Company obtained the right to acquire certain assets (pickling line, cold rolling and galvanizing lines, box annealing, skin pass mill and a service center for cutting and slitting) which belonged to Heartland Steel Inc., located in Terre Haute, Indiana - USA and operating under Chapter 11 protection. This strategy was made in line with CSN planning for international development. Such right was subsequently transferred in July to a limited liability company, Companhia Siderúrgica Nacional (LLC), incorporated in accordance with Delaware State laws.

LLC was established on June 26, 2001 by Companhia Siderúrgica Nacional Holdings, LLC (Holdings) and Companhia Siderúrgica Nacional Partner, LLC (Partner) contributing US$147 in capital. Holdings owns 99% of LLC and Partner owns 1% of LLC. Partner is a wholly owned subsidiary of Holdings. Holdings is a wholly owned subsidiary of Tangua Incorporated (Tangua). Tangua is owned by third entity.

On July 16, 2001, LLC acquired the above mentioned assets for the amount of US$55 and assumed certain liabilities in the amount of US$19. The acquisition was accounted for using the purchase method with the assets acquired and liabilities assumed recorded at fair value. No goodwill resulted from the acquisition. The purchase price allocation is substantially complete except for finalizing the property tax accrual which is still being analyzed. The financial statements include the LLC's best estimate of the property tax liability but may be subject to change based on completion of the analysis. The purchase price allocation is shown as follows:

Cash paid for property	49
Cash paid for rolline	2
Cash paid for spare parts	3
Bank receivable	1
TIF debt assumed	15
Accrued interest	1
Accrued property tax	1
Acquisition in process liability	2
Total purchase price	74

The Company shall acquire the capital shares of LLC within a two-year term, as part of a put agreement and a call agreement signed between the Company and the Administrative Agent of the Credit Agreement related to a borrowing taken by Tangua. The principal amount of this borrowing, signed in July, 2001, is

US$175, and it bears interest at Libor plus 1.875% p.a. rate. The exercise price of the put and call agreements is the borrowing balance at (plus any accrued interest) exercise date.

Also, LLC signed an agreement with Management Services Company, Inc., a Panamanian corporation (the "Service Party"), which shares are owned by CSN Cayman, a wholly-owned subsidiary of the Company. Under this agreement, the Service Party is responsible for performing management services to LLC reasonably deemed associated and connected with or deriving of (in any case directly or indirectly) the steel business.

As a consequence of these agreements, the transactions above have been accounted for by the Company under the provisions of SFAS No. 141 and, accordingly, the consolidated financial statements of the Company as of September 30, 2001 include the results of operations related to LLC and Tangua from July 16, 2001 to September 30, 2001.

LLC operates a steel processing facility in Terre Haute, Indiana. The facility has a 1.1 million ton per year capacity and has the capability to pickle, cold-roll, anneal, temper, galvanize, and slit flat-rolled steel. The steel industry in the United States is currently experiencing a general decline in demand and pricing due to a variety of factors, including current economic conditions in the United States and worldwide over capacity. Accordingly, there can be no assurance at this time as to when LLC will operate at a profitable level.

If this transaction had been completed as of the beginning of the periods being reported herein, the Company's consolidated results of operations would be as follows :

Description	Nine-month period ended September 30,	
	2000	2001
	(Unaudited)	
Net operating revenues	1,480	1,306
Income before extraordinary items and cumulative effect of accounting changes	128	380
Net income for the period	128	399
Earnings per thousand common shares (in U.S. dollars)	1.784	5.563
Weighted average number of common shares Outstanding (in thousands)	71,729,261	71,729,261

Amounts for the acquired business related to the nine-month period ended September 30, 2000 and to the period from January 1, 2001 through July 15, 2001 were based on actual results recorded by Heartland Steel Inc. on those periods (not audited), adjusted for: (i) depreciation charges based on fixed assets acquisition cost and an average annual depreciation rate, and; (ii) interest expenses based on the annual interest rate of Libor plus 1.875% per annum. There were no intercompanies transactions between LLC and CSN, before the acquisition date.

5 Income taxes

Income taxes in Brazil comprise Federal income tax and social contribution (which is an additional Federal income tax). The statutory rates applicable for the three years presented herein are: i) Federal income tax: 5% for the whole period; and ii) social contribution: 8% from January 1999 through April 1999, 12% from

Expressed in millions of United States dollars, unless otherwise stated

May 1999 through January 2000, and 9% from February 2000 through December 2001. The social contribution rates of 9% and 12% were established through a Provisional Measure. Provisional Measures are temporary and lapse if not reapproved every 30 days; therefore, they are not considered to be enacted law under SFAS No. 109 "Accounting for Income Taxes". Accordingly, the deferred tax balances at each year end are computed at the rates to be in force in the subsequent year, according to enacted laws (33% for federal income tax plus social contribution). The amounts reported as income tax expense in these financial statements are reconciled to the statutory rates as follows:

	Nine-month period ended September 30,	
	2000	2001
	(Unaudited)	
Income before income taxes, and equity in results of affiliated companies, extraordinary item and cummulative effect of a change in accounting principle	**198**	**387**
Federal income tax and social contribution at statutory rates	(65)	(128)
Adjustments to derive effective tax rate		
Non taxable income (loss) from foreign subsidiaries	(20)	213
Others	(8)	(33)
Tax benefit (expense) per statement of income	(93)	52

The major components of deferred income taxes accounts in the balance sheet are as follows:

	December 31, 2000	September 30, 2001
		(Unaudited)
Current assets		
Tax loss carryforwards		174
Non-deductible accrued expenses	137	19
Net current deferred tax assets	**137**	**193**
Non-current assets		
Tax loss carryforwards	7	4
Non-deductible accrued expenses	21	
Pension fund liability, net of unrecognized pension Obligation	100	78
	128	**82**
Liabilities		
Currently non-taxable income		45
Property, plant and equipment	26	19
Investments in affiliated companies	11	11
	37	**75**
Net non-current deferred tax assets (liabilities)	**91**	**7**

Company's Management believes that the deferred tax assets are fully realizable, and that therefore no valuation allowance is required.

Expressed in millions of United States dollars, unless otherwise stated

6 Cash and cash equivalents

	December 31, 2000	September 30, 2001 (Unaudited)
Cash in hand and bank deposits		
Local currency	7	4
U.S. dollars	1	26
Time deposits		
Local currency	630	273
U.S. dollars	50	353
Total	**688**	**656**

Company's Management has been investing surplus cash in Investment Fund comprised of Brazilian government bonds, fixed income securities with monetary or foreign exchange variation, issued in Brazil, commercial paper and money market funds.

7 Trade accounts receivable

	December 31, 2000	September 30, 2001 (Unaudited)
Domestic	243	305
Export - Denominated in U.S. dollars	32	18
	275	323
Allowance for doubtful accounts	(77)	(49)
Total	**198**	**274**

No single customer accounted for more than 10% of total revenues for the nine-month periods ended September 30, 2000 and 2001. As of December 31, 2000 and September 30, 2001, the Company fully provided for the receivables from certain customers, after negociations over past due accounts failed.

8 Investments for sale

On December 11, 2000, CSN sold through its subsidiary Energy I Corp., its participation in the capital stock of Light – Serviços de Eletricidade S.A., to the companies EDF International S.A. and AES Treasure Cove Ltd., for the total amount of R$708, equivalent to US$362, with the financial closing on January 11, 2001. The gain on this transaction was US$185, which is recorded under Other non-operating income (expenses) on the Statements of Income for the nine-month period ended September 30, 2001. The gain net of income taxes was US$150.

On December 31, 2000, agreements were signed, for the purpose of eliminating existing cross-holdings between CSN and CVRD.

Expressed in millions of United States dollars, unless otherwise stated

Under these agreements CSN sold 32,926,078 ordinary shares issued by Valepar S.A., corresponding to 8.4739% of the shares issued by CVRD, for an amount equivalent to US$1,313, to BRADESPAR S.A, BRADESPLAN Participações S.A. and Litel Participações S.A., with the financial closing in March 2001. The gain on this transaction was US$458, which is recorded under Other non-operating income (expenses) on the Statements of Income for the nine-month period ended September 30, 2001.

As the financial closing occurred in 2001, the Company did not record such transactions in the 2000 financial statements. Instead, the sales were recorded in the subsequent year, as established by SFAS No. 140 – "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", which states that the sales of financial assets must be accounted for at the time the transfer of securities and the financial closing occurs.

As of December 31, 2000 the investments in Light and Valepar S.A. in the amounts of US$160 and US$689, respectively, were recorded as Investments for sale within – current assets.

As of September 30, 2001 the investment in Inepar-Ind. in the amount of US$7, was recorded as Investments for sale within – current assets.

As of September 30, 2001 the investment in Itá Energética S.A (ITASA) in the amount of US$103 was recorded as Provision for loss, in Other current liabilities.

The Board of Directors has decided to sell the share ownership of Itá Energética S.A. (ITASA).

9 Inventories

	December 31, 2000	September 30, 2001 (Unaudited)
Finished products	77	53
Products in process	50	92
Raw material	158	83
Spare parts and maintenance supplies	82	66
Others	28	6
Total	**395**	**300**

19

Expressed in millions of United States dollars, unless otherwise stated

10 Debt

Long-term debt at December 31, 2000 and September 30, 2001 was as follows:

	December 31, 2000		September 30, 2001	
	CSN	Subsidiaries	CSN	Subsidiaries
			(Unaudited)	
Denominated in Brazilian reais	82	6	43	6
Denominated in foreign currencies	891	865	911	651
	973	**871**	**954**	**657**
Current portion of long-term debt				
Principal	(204)	(74)	(205)	(351)
Accrued finance charges	(42)	(18)	(31)	(8)
Total long-term	**727**	**779**	**718**	**298**
Due to related parties	42			
Due to others	685	779	718	298
Total long-term	**727**	**779**	**718**	**298**

The long-term portion of the Company's debt outstanding at September 30, 2001 becomes due in the following years:

2002	102
2003	316
2004	177
2005	74
2006	67
2007 and thereafter	280
Total	**1,016**

On February 15, 2001 the Company decided to retire the securitization financing of its subsidiary CSN Cayman Ltd, which would have originally matured in September 2001 and 2003, in the total amount of US$108. The effect of this transaction on the Company's results of operations for the nine-month period ended September 30, 2001 was not material.

In April 2001, the Company issued Commercial Paper in the international market, through its subsidiary CSN Overseas, in the total amount of US$250, with a two-term maturity, at an aproximate cost of 5.9% p.a.

In June 2001, CSN tendered a total of US$287 of the US$367 of the outstanding CSN Iron Notes due in 2007, which represents approximately 78% of total. The gain of this transaction net of income tax of US$6 was US$13, as recorded in extraordinary item. In addition, the terms and conditions of the Notes and, consequently, of the Trust Deed were altered, conforming certain covenants under these Notes to those under certain of CSN's other outstanding notes.

Expressed in millions of United States dollars, unless otherwise stated

On July 2001, the affiliate Tangua Incorporated obtained a loan of US$175. This loan bears interest of Libor plus 1.875% p.a., and is due on July 16, 2003.

Financial Restrictions

Pursuant to an agreement entered into on December 31, 2000, *Vicunha Siderurgia S.A.* ("Vicunha Siderurgia") financed the increase in its interest in CSN from 14.1% to 46.5% by issuing debentures in an aggregate principal amount of R$1.9 billion. Under the trust deed under which the debentures were issued (the "Deed") and an agreement between Vicunha Siderurgia and BNDESPAR that will stay in effect as long as BNDESPAR holds the debentures, Vicunha Siderurgia will be in default if one of the following conditions is not met:

- CSN's net financial debt may not exceed three times EBITDA
- CSN's net financial expenses (including net monetary variations but excluding net exchange rate variations in excess of INPC (National Consumer Price Index — *Índice Nacional de Preços ao Consumidor*) plus 5%) may not exceed 60% of EBITDA in 2001 or 50% thereafter
- CSN's net financial expenses (including net monetary variations but excluding net exchange rate variations) may not exceed the lower of (a) 30% of EBITDA in 2001 and 2002 (40% thereafter) or (b) EBITDA less income taxes, social contribution, dividends paid in an amount equal to the debt service on the debentures and CSN's capital expenditures from cash generated by operations and increases in capital of unconsolidated subsidiaries.

As of September 30, 2001, none of such amounts were exceeded . Such amounts are determined in accordance with the accounting principles applied by CSN in its statutory financial statements prepared in accordance with the Brazilian Corporate Law.

11 Dividends and interest on stockholder's equity

The Company's by-laws guarantee a minimum annual dividend equal to 25% of the adjusted net income for the year, as required by Brazilian corporate law. Interest on stockholders' equity as from January 1, 1996 is considered part of the minimum dividend.

Brazilian law permits the payment of cash dividends only from retained earnings as stated in the Company's statutory accounting records. At September 30, 2001, the Company had the equivalent to US$191 recorded as retained earnings as stated in the statutory accounting records. In addition, in accordance with the statutory accounting records, appropriated retained earnings at September 30, 2001 includes the equivalent of US$248, related to the investment reserve, which could be transferred to unappropriated retained earnings and paid as dividends, if approved by the stockholders.

In the first quarter of 2001, the Company Management paid dividends, in the amount of US$481, in respect of 2000, that was declared on March 9, 2001. In addition, in June 15, 2001, the Company paid an aggregate of US$350 of dividends and interest on stockholder's equity, on net income of previous years which will be considered on 2001 dividends.

Brazilian corporations are permitted to pay interest on stockholders' equity, which may either be paid in cash or used to increase capital stock. The calculation is based on stockholders' equity amounts as stated

Expressed in millions of United States dollars, unless otherwise stated

in the statutory accounting records and the interest rate applied may not exceed the TJLP (approximately 12%, 13% and 11% for 1998, 1999 and 2000, respectively). In addition, such interest may not exceed the greater of 50% of net income for the year or 50% of retained earnings plus revenue reserves. The amount of interest on stockholders' equity is deductible for income tax purposes. Accordingly, the benefit to the Company, as opposed to making a dividend payment, is a reduction in its income tax charge equivalent to 33% of such amount. Income tax is withheld from the dividend payments at the rate of 15%.

12 Segment and geographical information

In 1998, the Company adopted SFAS No. 131 with respect to the information it presents about its operating segments. SFAS No. 131 introduces a "management approach" concept for reporting segment information, whereby financial information is required to be reported on same basis that the top decision-maker uses such information internally for evaluating segment performance and deciding how to allocate resources to segments.

In 1996, the Company reorganized its corporate structure in order to better focus managerial decisions, establishing four sectors: Corporate Center, Steel, Energy and Infrastructure. Each sector has a chief executive officer who reports to the Board of Directors. In April 1999, the Company changed the existing corporate structure by creating the position of a Chief Executive Officer of the Company, who reports to the Board of Directors and consolidated the existing four sectors in to three: Corporate Center, Steel Sector and the Energy and Infrastructure Sector. In addition, the Company created a new sector - New Businesses. In November 2000, CSN divided the Steel Sector into two new sectors Operations and Commercial. Each sector is now headed by an Executive Officer, who reports to the Chief Executive Officer of the Company.

The Chief Executive Officer is responsible for strategic planing, Fundação CSN (CSN's Foundation) and external corporate communications. The Corporate Center Executive Officer is responsible for financial management, comtrolling/financial reporting and information technology, legal, investor relations, corporate human resources, corporate communications and CBS – CSN's pension fund. The Operations Executive Officer is responsible for the manufacturing of CSN's steel and steel products. The Commercial Executive Officer is responsible for sales and marketing of CSN's steel products. The Energy and Infrastructure Executive Officer is responsible for the Company's mines, investments in logistics (railways and ports), real estate, power generation and distribution facilities. The New Businesses Executive Officer is responsible for new and current projects related to the steel segment.

Information presented to top management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with Brazilian corporate law together with certain relatively minor inter-segment allocations.

Information for the Steel – Operations, Steel – Commercial and New Businesses segments are being presented aggregated, as they are all related to the steel business.

The eliminations column refers basically to intersegment operations.

Sales by geographic area are determined based on the location of the customers.

The majority of the Company's long-term assets are located in Brazil.

Expressed in millions of United States dollars, unless otherwise stated

	December 31, 2000			
	Steel and New Businesses	Corporate Center	Energy and Infrastructure	Consolidated
Assets				
Cash and cash equivalents	36	650	2	688
Investments for sale		689	160	849
Property, plant and equipment, net	2,017	6	2	2,025
Investments in affiliated companies and other investments	19	3	223	245

	Nine-month period ended September 30, 2000				
	Steel and New Businesses	Corporate Center	Energy and Infrastructure	Eliminations	Consolidated
			(Unaudited)		
Results					
Domestic sales	1,603		3	(108)	1,498
Export sales	262	260		(248)	274
Sales taxes, discounts and allowances	(326)				(326)
Cost and operating expenses	(1,153)	(267)	(2)	346	(1,076)
Financial income	1	157		(83)	75
Financial expenses	(4)	(286)		92	(198)
Foreign exchange and monetary loss	(2)	(35)		(7)	(44)
Other non-operating expenses	(5)				(5)
Income taxes		(96)		3	(93)
Equity in results of affiliated companies	(2)	63	10		71
Net income	**374**	**(204)**	**11**	**(5)**	**176**
Capital expenditures	**197**	**3**	**9**		**209**
Sales by geographic area					
Export sales					
Asia	35	33		(32)	36
North America	72	71		(68)	75
Latin America	61	62		(59)	64
Europe	68	68		(65)	71
Others	26	26		(24)	28
	262	260		(248)	274
Domestic sales	1,603		3	(108)	1,498
Total	**1,865**	**260**	**3**	**(356)**	**1,772**

23

Expressed in millions of United States dollars, unless otherwise stated

	September 30, 2001			
	Steel and New Businesses	Corporate Center	Energy and Infrastructure	Consolidated
		(Unaudited)		
Assets				
Cash and cash equivalents	111	525	20	656
Time deposits		43		43
Investments for sale			79	79
Property, plant and equipment, net	1,663	14	75	1,752
Investments in affiliated companies and other investments	3	1	100	104

	Nine-month period ended September 30, 2001				
	Steel and New Businesses	Corporate Center	Energy and Infrastructure	Eliminations	Consolidated
			(Unaudited)		
Results					
Domestic sales	1,329		163	(72)	1,420
Export sales	137	136		(126)	147
Sales taxes, discounts and allowances	(274)		(2)		(276)
Cost and operating expenses	(936)	24	(45)	51	(906)
Financial income	166	296		(87)	375
Financial expenses	(10)	(366)		68	(308)
Foreign exchange and monetary loss	(15)	(749)		19	(745)
Gain on sale of investments	24	458	161		643
Other non-operating income		37			37
Income taxes		56		(4)	52
Equity in results of affiliated companies	41	487	210	(765)	(27)
Extraordinary item		13			13
Cumulative effect of a change in accounting principle, net of income taxes		6			6
Net income	**462**	**398**	**487**	**(916)**	**431**
Capital expenditures	**374**	**1**	**2**		**377**
Sales by geographic area					
Export sales					
Asia	12	12		(11)	13
North America	37	37		(33)	41
Latin America	25	25		(23)	27
Europe	45	44		(42)	47
Others	18	18		(17)	19
	137	136		(126)	147
Domestic sales	1,329		163	(72)	1,420
Total	**1,466**	**136**	**163**	**(198)**	**1,567**

Expressed in millions of United States dollars, unless otherwise stated

13 Derivatives

13.1 General description and accounting practices

Although most part of the Company's revenues are denominated in Brazilian reais, as of September 30, 2001, US$2,451 of the Company's total debt was denominated in foreign currencies. Accordingly, the Company is exposed to market risk from changes in foreign-exchange rates and interest rates. The Company manages risk arising from fluctuations in currency exchange rates, which affect the amount of Brazilian reais necessary to pay foreign currency denominated obligations, by using derivative financial instruments, primarily futures contracts, swaps, forwards and option agreements with banks.

Management's objective for holding the instruments was to match the gains from investing the proceeds of borrowings and loans with exchange losses relating to the devaluation of the Brazilian real against the US dollar and the Japanese yen. A portion of these borrowings and loans was invested in Brazilian short-term liquid investments, which earned interest at the market rate in Brazil.

While such instruments reduce the Company's foreign-exchange risks, they do not eliminate them. Credit risk exposure is managed by restricting the counterparties on such derivative instruments to major financial institutions with high credit quality. Therefore, management believes that the risk of nonperformance by the counterparties is remote. The Company does not hold or issue financial instruments for trading purposes.

Effective January 1, 2001, the Company adopted SFAS No. 133. reviously, under U.S. GAAP, SFAS No. 80, "Accounting for Futures Contracts" and now under SFAS No. 133, the Company's contracts do not meet the criteria to qualify as the hedge of an exposure to foreign currency or interest rate risk. Therefore, the Company has accounted for the derivative transactions by calculating the unrealized gain or loss at each balance sheet date and changes in the fair value of all derivatives are now being recorded in current operations.

The effect of adopting SFAS No. 133 as of January 1, 2001 was a gain of US$6 (net of income tax effects of US$3), and is presented as "Cumulative effect of a change in accounting principle" in the statement of income for the nine-month period ended September 30, 2001.

The rates in force as of June 3, 2002 were:
Dollar: 2.3629
Yen: 123,8020

Expressed in millions of United States dollars, unless otherwise stated

The table below shows the fair value of the Company's derivatives as of September 30, 2001:

	Expiration date	Notional amount (Unaudited)	Fair value as of September 30, 2001
Foreign Exchange Swap Yen/US dollar – CSN	08/02/02	US$350.0	(US$48.5)
Foreign Exchange Swap Yen/US dollar – CSN Islands	08/02/02	US$350.0	US$48.5
Interest rate swap agreements	11/07/01 to 12/10/01	US$70.0	US$7.0
Currency forwards – YEN	10/05/01 to 09/20/02	Yen8,862	(US$6.6)
Exchange rate options	01/02/02	US$100.0	US$8.5
Interest rate options (semiannual Libor)	12/30/03 to 12/31/04	US$600.0	US$0.7
Commodity forwards agreements	12/28/01	2.100 Ton	(US$1.9)

13.2 Detailed transactions

a) Exchange rate options

The contracts outstanding at September 30, 2001 were as follows:

Description	Position	Strike price	Premium (paid) Received (Unaudited)	Date of Contract	Expiration date	Notional Amount
Dollar call	Short	US$-2.50		04/20/01	01/02/02	US$100
Dollar call	Long	US$-2.25	(4.3)	04/20/01	01/02/02	US$100

Given that CSN paid US$4.3 for the foreign exchange options traded, and that the market value of these contracts amounted to US$8.5, the net unrealized gain related to these exchange rate contracts amounted to US$4.2 as of September 30, 2001.

Expressed in millions of United States dollars, unless otherwise stated

b) Currency forwards

The contracts outstanding at September 30, 2001, can be summarized as follows:

Description	Date of contract	Expiration dates	Notional amount total	Forward rate contracted
		(Unaudited)		
Yen	10/06/00	10/05/01	Yen 237.3	Yen 102.38
Yen	10/18/00	10/15/01	Yen 211.7	Yen 101.38
Yen	10/19/00	10/18/01	Yen 78.4	Yen 102.14
Yen	10/24/00	10/19/01	Yen 339.5	Yen 101.92
Yen	10/25/00	10/22/01	Yen 405.5	Yen 101.78
Yen	10/30/00	10/29/01	Yen 303.3	Yen 102.39
Yen	11/01/00	11/01/01	Yen 72.3	Yen 102.12
Yen	11/01/00	11/06/01	Yen 248.3	Yen 102.09
Yen	11/06/00	11/08/01	Yen 75.5	Yen 100.64
Yen	11/09/00	11/14/01	Yen 216.8	Yen 100.87
Yen	11/14/00	11/16/01	Yen 297.4	Yen 101.74
Yen	11/17/00	11/21/01	Yen 236.1	Yen 102.30
Yen	11/28/00	11/26/01	Yen 262.8	Yen 103.66
Yen	11/27/00	11/29/01	Yen 234.6	Yen 104.21
Yen	12/01/00	11/30/01	Yen 104.7	Yen 104.89
Yen	12/04/00	11/30/01	Yen 129.9	Yen 104.25
Yen	12/06/00	12/03/01	Yen 103.5	Yen 104.50
Yen	12/07/00	12/06/01	Yen 450.9	Yen 104.45
Yen	12/15/00	12/14/01	Yen 280.4	Yen 106.22
Yen	01/10/01	01/07/02	Yen 119.1	Yen 110.60
Yen	01/10/01	01/07/02	Yen 433.2	Yen 110.60
Yen	01/12/01	01/11/02	Yen 80.0	Yen 111.86
Yen	01/18/01	01/17/02	Yen 292.9	Yen 112.30
Yen	01/22/01	01/18/02	Yen 181.2	Yen 111.18
Yen	01/24/01	01/18/02	Yen 181.3	Yen 112.39
Yen	01/25/01	01/24/02	Yen 265.8	Yen 110.96
Yen	02/07/01	02/04/02	Yen 326.9	Yen 110.83
Yen	04/09/01	04/05/02	Yen 384.8	Yen 119.23
Yen	04/10/01	04/05/02	Yen 288.1	Yen 119.63
Yen	05/02/01	04/26/02	Yen 76.0	Yen 117.24
Yen	05/08/01	05/02/02	Yen 204.7	Yen 117.20
Yen	05/09/01	05/07/02	Yen 407.0	Yen 117.18
Yen	07/06/01	07/05/02	Yen 661.1	Yen 120.93
Yen	07/11/01	07/08/02	Yen 87.7	Yen 119.50
Yen	09/04/01	08/30/02	Yen 286.9	Yen 115.20
Yen	09/25/01	09/20/02	Yen 117.9	Yen 114.74
Yen	09/26/01	09/20/02	Yen 178.5	Yen 114.88

Expressed in millions of United States dollars, unless otherwise stated

The net unrealized loss related to these currency forward contracts amounted to US$6.6 as of September 30, 2001.

c) Commodity forwards agreements

In 2001, the Company decided to enter into Commodity Forwards Agreements in order to reduce the negative impacts from the fluctuation of the prices of Zinc used as raw materials in the production of steel products. The agreements have monthly maturities.

The contracts outstanding at September 30, 2001 were as follows:

Commodity	Fixed price	Start date	End date	Monthly Quantity (metric tons)	Total Quantity (metric tons)
		(Unaudited)			
Zinc	1,095	01/02/01	12/28/01	250	3.000
Zinc	1,095	01/02/01	12/28/01	850	10.200
Zinc	1,093	01/02/01	12/28/01	1,000	12.000

The net unrealized loss related to these contracts amounted to US$1.9 as of September 30, 2001.

d) Interest rate cap and floor agreements

In 1999, the Company entered into interest-rate cap and floor agreements to reduce the impact of changes in interest rates on a portion of its floating-rate debt. These contracts became effective at December 31, 1999 and they will expire at December 30, 2003.

The interest-rate cap agreements on the 6 months USD Libor reference rate published by the British Bankers Association have a strike rate at 6% and knock out at 8.25%. The Company paid a premium of US$5.2 for these agreements, which have a notional amount of US$500.

Originally, in order to partially finance the purchase of the interest rate cap, the Company sold US$500 of interest-rate floor with strike rate at 5% and "knock in" at 4.50% and received a premium of US$2.2 for these agreements. During 2000, the Company decided to purchase US$500 in agreements with the same characteristics and paid a premium of US$0.4, for the period from June 2001 to December 2003.

In 2001, the Company decided to increase its protection against interest rate volatility and entered into a US$100, 6 months Libor interest-rate cap agreement with strike at 5.50% p.a. and knock out at 7.50% p.a. and paid a premium of US$0.8 for the period from December 2001 to December 2004.

Expressed in millions of United States dollars, unless otherwise stated

Description	Date of contract	Expiration date	Notional amount	Knock in	Knock out
		(Unaudited)			
Cap	08/05/99	12/30/03	50.0	8.25%	
Cap	09/28/99	12/30/03	50.0	8.25%	
Cap	10/05/99	12/30/03	150.0	8.25%	
Cap	07/09/99	12/30/03	50.0	8.25%	
Cap	07/13/99	12/30/03	50.0	8.25%	
Cap	07/21/99	12/30/03	100.0	8.25%	
Cap	08/09/99	12/30/03	50.0	8.25%	
Cap	05/19/00	12/30/03	500.0	4.50%	
Cap	03/28/01	12/31/04	100.0	7.00%	
Floor	08/05/99	12/30/03	50.0		4.50%
Floor	09/28/99	12/30/03	50.0		4.50%
Floor	10/05/99	12/30/03	150.0		4.50%
Floor	07/09/99	12/30/03	50.0		4.50%
Floor	07/13/99	12/30/03	50.0		4.50%
Floor	07/21/99	12/30/03	100.0		4.50%
Floor	08/09/99	12/30/03	50.0		4.50%

The net unrealized gain on the interest rate cap and floor agreements amounted to US$0.7 as of September 30, 2001.

e) Interest rate swap agreements

The Company has also entered into interest rate swap agreements which are intended to enhance the rate of return on its investments in bank certificates of deposit. Basically, the Company swapped its investments index from the Interbank Deposit Certificates (CDI) to the U.S. dollar. The notional amounts of these swaps aggregrate US$70.0.

The contracts outstanding at September 30, 2001 were as follows:

Date of contract	Expiration date	Notional amount
	(Unaudited)	
06/12/01	12/10/01	30.0
05/10/01	11/07/01	40.0

The net unrealized gain on interest rate swap agreements amounted to US$7.0 as of September 30, 2001.

f) Foreign currency swap agreements

In 2000, the Company entered into a US$350 2year Japanese Yen / US Dollar Cross Currency Swap Agreement . Simultaneously, the subsidiary CSN Islands entered into a US Dollar / Japanese Yen Cross Currency Swap Agreement which effectively neutralized the impact of the first cross currency swap. Both of these agreements were contracted with a major financial institution. As of September 30, 2001, CSN has recorded its cross currency swap as a liability of US$48.5, and CSN Islands has recorded its swap as an asset of US$48.5. These two positions have not been eliminated in consolidation, since the swaps do not include a clause permitting net settlement of these two positions.

The contracts outstanding at September 30, 2001 can be summarized as follows (all amounts in millions of US$ or Yens):

Company	Date of contract	Expiration date	Notional amount	Receivable	Payable
			(Unaudited)		
CSN	08/03/01	08/02/02	US$350	YEN39,169	US$376
CSN Islands	08/03/01	08/02/02	YEN 38,133	US$376	YEN 39,169

14 Restatement

14.1 SFAS No. 133

Subsequent to the issuance of the Company's September 30, 2001 condensed consolidated financial statements, the accounting treatment for certain contracts for the purchase and sale of energy held by the Company and one of its equity method investees was reviewed under SFAS No. 133, and a conclusion was reached that those contracts were not derivatives under SFAS No. 133 as previously considered. As a result, the Company's condensed consolidated financial statements as of September 30, 2001 and for the nine-month period then ended have been restated from previously reported amounts to correct the accounting of these items. The significant effect of the restatement was to decrease net income for the nine-month period ended September 30, 2001 by US$58, and to increase other comprehensive income for this same period by US$1. The restatement has no effect on the Company's condensed consolidated balance sheet as of December 31, 2000 nor on the Company's statements of income, cash flows and changes in stockholders' equity for the nine-month period ended September 30, 2000.

14.2 Restatement by lower tier equity method affiliate

The Company's lower tier equity method affiliate Companhia Vale do Rio Doce (CVRD) restated its consolidated financial statements as of December 31, 2000, as well as for the nine-month period ended September 30, 2000, to recognize the effect of changes in accounting policies. Since those changes also affected years prior to the acquisition by the Company of its investment in CVRD, those changes affected the purchase price allocation made during the year ended December 31, 1997, as well as the computation of the equity in earnings (losses) in that affiliate from years 1997 through 2000. It also affected the gain on the sale of the investment in CVRD in March 2001. As a result, the Company's condensed consolidated financial statements as of December 31, 2000, and for the nine-month period ended September 30, 2001 have been restated from previously reported amounts to correct the accounting of these items. The restatement has no effect on the Company's consolidated statements of income, cash flows and changes in stockholders' equity for the nine-month period ended September 30, 2000.

30

Expressed in millions of United States dollars, unless otherwise stated

14.3 Summary of effects

A summary of the effects of the restatement is as follows:

Condensed Consolidated Balance Sheets:

	As of December 31, 2000	
Caption	As Previously Reported	As Restated
Investments for sale	870	849
Total current assets	2,464	2,443
Deferred income taxes – non-current assets	84	91
Total assets	5,118	5,104
Unappropriated retained earnings	(99)	(112)
Accumulated other comprehensive loss	(1,822)	(1,823)
Total stockholders' equity	1,191	1,177

	As of September 30, 2001	
Caption	As Previously Reported	As Restated
	(Unaudited)	
Investments for sale	7	79
Deferred income taxes – current assets	164	193
Energy contracts – current assets	118	-
Other current assets	103	104
Deferred income taxes – non-current assets	4	7
Energy contracts – non-current assets	258	-
Other non-current assets	23	21
Total assets	4,136	3,863
Energy contracts – current liabilities	28	-
Other current liabilities	137	34
Taxes payable – long-term liabilities	133	50
Total current and long-term liabilities	3,479	3,265
Unappropriated retained earnings	(132)	(188)
Accumulated other comprehensive loss	(2,027)	(2,030)
Total stockholders' equity	657	598

31

Expressed in millions of United States dollars, unless otherwise stated

Condensed Consolidated Statement of Income:

Caption	For the nine-month period ended September 30, 2001 As Previously Reported *	As Restated
	(Unaudited)	
Financial expenses	(718)	(308)
Non-operating income (expenses), net - others	382	37
Gain on sale of investments	621	643
Income before income taxes, equity in results of affiliated companies, extraordinary item and cumulative effect of a change in accounting principle	300	387
Income taxes – deferred	75	46
Equity in results of affiliated companies	(201)	(27)
Income before extraordinary item and cumulative effect of a change in accounting principle	180	412
Cumulative effect of a change in accounting principle, net of income taxes	281	6
Net income for the period	474	431
Basic and diluted earnings per thousand common shares (in U.S. dollars) -		
Income before extraordinary item and cumulative Effect of a change in accounting principle	2.51	5.75
Cumulative effect of a change in accounting principle	3.92	0.08
Net income	6.61	6.01

* The "As Previously Reported" reflects a reclassification of US$621 from "Non-operating income (expenses), net – others" to "Gain on sale of investments".

15 Subsequent event

(a) Debt

On October 30, 2001, the Company established US$220 on the international market through the US Commercial Paper/Trade Notes Program, through its subsidiary CSN Overseas.

The transaction consists in a line of US$140 with a one-year maturity and an approximate cost of 4.3% p.a., and in a line of US$80 with a two-year maturity and an approximate cost of 6.2% p.a. The funds raised in this transaction will be fully used to finance and refinance CSN's trade international related transactions.

(b) Interest on stockholders' equity

The Board of Directors proposed the payment of interest on stockholder's equity in the amount of R$90 million (US$39) in respect of 2001 earnings. In addition, on April 12, 2002 the Board of Directors approved the payment of interest on stockholders' equity in the amount of R$50 million (US$22) also in respect of 2001 earnings. The amounts were not reflected in the Company's US GAAP financial statements as of December 2001, because the declaration occurred after the balance sheet date.

Expressed in millions of United States dollars, unless otherwise stated

In June 10, 2002, the Company paid interest on stockholders´equity aggregating R$140 (US$53 translated into U.S. dollars at Commercial Market Rate on June 10, 2002).

(c) Investment disposal

At the Extraordinary Shareholders General Meeting held on March 22, 2002 the extinguishment of Nepar´s operations was deliberated and approved.

(d) Debentures

The Extraordinary Shareholders General Meeting held on January 10, 2002 and the Board of Directors Meeting held on February 20, 2002 approved the issue and public distribution of R$690 million (US$292) real-denominated debentures in two trances: a three-year trance of R$540 million (US$228), bearing interest at the Certificado de Depósito Interbancário - CDI, the Brazilian inter-bank interest rate, plus 2.75% per annum, and a four-year tranche of R$150 million (US$64), indexed to the Índice Geral de Preços ao Mercado -IGPM (Brazilian general inflation index) and bearing interest at 13.25% per annum. The proceeds are available for general corporate purposes, including debt repayment. The debentures were issued in March 2002.

(e) Energy Receivables

The Agência Nacional de Energia Elétrica ("ANEEL"), the Brazilian electric energy regulatory agency, has announced its interpretation of the price applicable to sales of electric energy between regions during the electric energy shortage.This interpratation, if not amended or successfully challenged, may adversely affect CSN Energia´s ability to collect approximately 20% (equivalent to $35 million) of the receivables that were generated from the sale in the MAE of its share of the output of the Itá hydroelectric facility. If this interpretation is upheld, CSN will then be required to make a charge to its results of operations in an amount equal to the receivables that it is unable to collect. Although there can be no assurances, Management believes, based on its current knowledge, that such a risk is low.

* * *